FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of  May


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.




                                  BG Group plc

           Notification of Interests in Shares by Executive Director

William Friedrich

The Company has received notification from William Friedrich, Deputy Chief Executive, that on 22 May 2006 he exercised a Sharesave option over 7,368 ordinary shares of 10p each, at a price of GBP 2.29 per share.

In addition, Mr Friedrich has notified that his wife has transferred 284,569 shares to him at nil consideration.

As a result, Mr Friedrich's beneficial interests in the ordinary share capital of BG Group plc are 376,373 shares, representing 0.01% of the shares in issue.


22 May 2006

Website www.bg-group.com


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 22 May 2006                                By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary